FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December, 2006

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                    Form 20-F   X          Form 40-F
                            --------               --------

  (Indicate      by check mark whether the registrant by furnishing the
                 information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                            Yes                No  X
                               --------          -------

   (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                       N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                               Beijing, 100031 PRC




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This Form 6-K consists of:

The announcement on change of joint company Secretary of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on December 20, 2006.




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                                    SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Li Fushen
                              -------------

                          By  /s/ Mok Kam Wan
                              ----------------






                          Name:    Li Fushen and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date: December 20, 2006




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            [CHINA NETCOM GROUP CORPORATION LIMITED GRAPHIC OMITTED]

               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                                [GRAPHIC OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                                (Stock Code: 906)

                                  ANNOUNCEMENT
                        Change of Joint Company Secretary

The Board of Directors (the "Board") of China Netcom Group Corporation (Hong
Kong) Limited (the "Company") announces that Mr. Miao Jianhua has resigned as Joint Company Secretary of the Company with effect from 20 December 2006. Mr. Miao continues to serve as an Executive Director of the Company.

The Board further announces that Mr. Li Fushen, the Chief Financial Officer of the Company, has been appointed by the Board to replace Mr. Miao Jianhua as a Joint Company Secretary of the Company with effect from 20 December 2006. Mr. Li will be assisted by Miss Mok Kam Wan, the other Joint Company Secretary of the Company, to discharge his functions as a Joint Company Secretary. Miss Mok Kam Wan is an associate member of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

Mr. Li Fushen has served as the Chief Financial Officer of the Company since September 2005. He became the Financial Controller of the Company in July 2004. Since October 2003, he has served as the General Manager of the Finance Department of China Network Communications Group Corporation. From November 2001 to October 2003, he served as the Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. He graduated from the Australian National University with a master's degree in management and from the Jilin Engineering Institute with a degree in engineering management in June 1988.

                              By Order of the Board
                         CHINA NETCOM GROUP CORPORATION
                               (HONG KONG) LIMITED
                                 Zhang Chunjiang
                                    Chairman

Hong Kong, 20 December 2006

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive directors, Dr. Tian Suning, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete, Mr. Yan Yixun and Mr. Mauricio Sartorius as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.